EXHIBIT 99.1

B2Gold Announces Renewal of Normal Course Issuer Bid

VANCOUVER, British Columbia, April 01, 2026 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO) (NYSE American: BTG) (“B2Gold” or the “Company”) announces that the Toronto Stock Exchange (the “TSX”) has accepted the notice of B2Gold’s intention to renew its normal course issuer bid (the “NCIB”).

The Company’s decision to renew the NCIB is consistent with its shareholder return strategy, and reflective of the Company's belief that the market may undervalue the common shares of B2Gold (the “Shares”) from time to time and that the Shares may trade in a price range which may not adequately reflect the value of the Shares in relation to the business, assets, and prospects of B2Gold from time to time and that purchases of Shares pursuant to the NCIB may represent an appropriate and desirable use of the Company’s capital.

The Company had 1,337,359,749 Shares issued and outstanding as of March 20, 2026. The renewed TSX approval allows the Company to purchase up to 132,662,594 Shares, representing 10% of the public float as of March 20, 2026, over a period of twelve months commencing on April 3, 2026. The renewed NCIB will expire no later than April 2, 2027.

All purchases made pursuant to the NCIB will be made on the open market through the facilities of the TSX, the NYSE American, other designated exchanges and/or alternative trading systems or by such other means as may be permitted by applicable Canadian and U.S. securities laws. Purchases made on the open market through the facilities of the TSX, the NYSE American and alternative trading systems will be made at the prevailing market price at the time of purchase, or such other price as may be permitted by the TSX and applicable U.S. securities laws.

The Company will retain discretion whether to make purchases under the NCIB, if any, and to determine the timing, amount and acceptable price of any such purchases, subject at all times to applicable TSX and other regulatory requirements. The Shares purchased by B2Gold under the NCIB will be cancelled.

In accordance with TSX rules, any daily purchases (other than pursuant to a block purchase exemption) on the TSX under the renewed NCIB are limited to a maximum of 1,763,653 Shares, which represents 25% of the average daily trading volume of 7,054,612 Shares on the TSX for the six months ended February 28, 2026 (and excluding purchases made by the Company under the current NCIB). Purchases on the NYSE American will be subject to daily limitations and other conditions regarding manner, timing, price and volume of purchases in order to qualify for the safe harbor provided under applicable U.S. securities laws.

Under B2Gold’s current NCIB, which commenced on April 3, 2025 and expires on April 2, 2026, B2Gold obtained approval to purchase up to a total of 65,980,840 Shares. Between April 3, 2025 and March 27, 2026, a total of 18,433,881 Shares were purchased through the facilities of the TSX, the NYSE American, and alternative trading platforms at a weighted-average price of approximately C$6.65 per Share (excluding commissions).

About B2Gold

B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries.

ON BEHALF OF B2GOLD CORP.
“Clive T. Johnson”
President and Chief Executive Officer

Source: B2Gold Corp.

Forward-looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release include, without limitation, statements relating to the NCIB and the potential purchase of Shares by the Company in connection therewith. These Forward-looking Statements are based on certain assumptions that B2Gold has made in respect thereof as at the date of this news release. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of B2Gold to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, without limitation, risks the ability to purchase Shares under the NCIB; as well as those factors discussed under “Risk Factors” in B2Gold’s Annual Information Form for the fiscal year ended December 31, 2025, a copy of which can be found on the Company’s profile on the SEDAR+ website at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Although B2Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com